QuickLinks -- Click here to rapidly navigate through this document

SEC 1746 (2-98)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OMB APPROVAL

OMB Number:	3235-0145

Expires:	October 31, 2002

Estimated average burden
hours per response	14.9

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. Five)*

Brilliant Digital Entertainment, Inc. (Name of Issuer)

Common Stock, par value $0.001 (Title of Class of Securities)

10952 10 4 (CUSIP Number)

Ronald L. Fein, Esq.
Stutman, Treister & Glatt
3699 Wilshire Boulevard, Suite 900
Los Angeles, California 90010-2739
213.251.5100
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

October 4, 2002 (Date of Event which Requires Filing of this Statement)

  If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

  Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

  *  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 109502 10 4

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only).
Harris Toibb, ###-##-####

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)
PF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) OR 2(e)
☐

6.	Citizenship or Place of Organization
United States

	7.	Sole Voting Power
Number of		92,641,496 (See Response to Item 5)
Shares
Beneficially	8.	Shared Voting Power
Owned		-0-
By
Each	9.	Sole Dispositive Power
Reporting		92,641,496 (See Response to Item 5)
Person
With	10.	Shared Dispositive Power
		-0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
92,641,496 (See Response to Item 5)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11)
78%

14.	Type of Reporting Person (See Instructions)
IN

Statement to Schedule 13D

Item 1.  Security and Issuer.

        This statement on Schedule 13D is filed in respect of Shares of common stock, $0.001 par value per share ("Common Stock") of Brilliant Digital Entertainment, Inc., a Delaware corporation ("BDE" or "Issuer"), the principal executive offices of which are located at 6355 Topanga Canyon Boulevard, Suite 120, Woodland Hills, California 91367.

Item 2.  Identity and Background.

        a.    The name of the person filing this statement on Schedule 13D is Harris Toibb.

        b.    Mr. Toibb's residence address is 307 21st Street, Santa Monica, California 90402.

        c.    Mr. Toibb principal occupation is real estate development and personal investments.

        d.    Mr. Toibb has not, during the last five (5) years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        e.    Mr. Toibb has not, during the last five (5) years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he would have been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        f.      Mr. Toibb is a United States citizen.

Item 3.  Source and Amount of Funds.

        Mr. Toibb entered into a letter agreement (the "Letter Agreement") dated as of October 2, 2002 wherein the maturity date of the Notes (as defined below) was extended to December 31, 2003. In connection with the extension, Mr. Toibb acquired warrants to purchase 19,667,623 shares of Common Stock at an exercise price of $0.2091 per share (the "October 2002 Warrants"). The October Warrants are exercisable any time after January 4, 2003 until October 4, 2005. Mr. Toibb will utilize personal funds to exercise the October 2002 Warrants and they were acquired directly from the Issuer in a transaction not involving a public offering.

        Mr. Toibb entered into that certain Common Stock and Warrant Purchase Agreement by and between BDE and Mr. Toibb as purchaser (the "September 2002 Purchase Agreement") dated as of August 26, 2002 pursuant to which on September 4, 2002 Mr. Toibb purchased 2,663,116 shares of Common Stock at a price of $0.1502 per share and acquired warrants (the "September 2002 Warrants") to purchase 4,734,428 shares of Common Stock at an exercise price of $0.16898 per share. The September 2002 Warrants are exercisable any time after December 4, 2002 until September 4, 2005.

        Mr. Toibb has utilized personal funds for the purchase of the Common Stock and will utilize personal funds to exercise the September 2002 Warrants. The Common Stock and September 2002 Warrants were purchased directly from the Issuer in a transaction not involving a public offering.

        In March, 2002 Mr. Toibb entered into a Common Stock and Warrant Purchase Agreement by and between BDE and Mr. Toibb as purchaser (the "March 2002 Purchase Agreement") dated as of March 7, 2002 pursuant to which Mr. Toibb purchased 2,836,611 shares of Common Stock at a price of $0.1322 per share and acquired warrants (the "March 2002 Warrants") to purchase 5,042,864 shares of Common Stock at an exercise price of $0.1487 per share. The March 2002 Warrants are exercisable any time after June 7, 2002 until May 23, 2004.

        Mr. Toibb utilized personal funds for the purchase of the Common Stock and will utilize personal funds to exercise the March 2002 Warrants. The Common Stock and March 2002 Warrants were purchased directly from the Issuer in a transaction not involving a public offering.

        Previously, Mr. Toibb entered into that certain Note and Warrant Purchase Agreement by and between BDE and Mr. Toibb as purchaser (the "April 2001 Purchase Agreement") dated April 19, 2001, as amended on May 23, 2001 and December 19, 2001, which contemplated the purchase of a secured convertible promissory note in the amount of $2,000,000 convertible, at any time, initially into 2,832,861 shares of Common Stock, due November 10, 2002 bearing interest at the rate of 10% per annum (the "April 2001 Secured Convertible Promissory Note") together with warrants initially to purchase 2,522,068 shares of Common Stock at an aggregate exercise price of approximately $2,000,000 which warrants are immediately exercisable for a term of three (3) years (the "April 2001 Warrants").

        The April 2001 Purchase Agreement required funding of the Secured Convertible Promissory Note as follows: 5% of the principal amount on May 23, 2001, 10% of the principal amount on June 12, 2001, and 85% of the principal amount on June 29, 2001. Mr. Toibb has funded such amounts and utilized personal funds in connection therewith. Pursuant to the April 2001 Purchase Agreement, the April 2001 Secured Convertible Promissory Note and the April 2001 Warrants were purchased directly from the Issuer in a transaction not involving a public offering.

        The April 2001 Purchase Agreement and the April 2001 Warrants were amended on December 19, 2001 (the "Amendments"). The parties agreed to amend certain terms of the April 2001 Purchase Agreement and the April 2001 Warrants, including the conversion and exercise price. Pursuant to the terms of the Amendments, the investment amount and April 2001 Warrants would be convertible at a price per share equal to the lesser of (i) $0.20 and (ii) the volume weighted average price of a share over any 5 consecutive trading days during the term (the "Conversion Price").

        Also, previously, Mr. Toibb entered into that certain Note and Warrant Purchase Agreement by and between BDE and Mr. Toibb as purchaser (the "December 2001 Purchase Agreement") dated December 19, 2001, which contemplated the purchase of a secured convertible promissory note in the amount of $350,000 convertible, at any time, initially into 1,750,000 shares of Common Stock, due November 10, 2002 bearing interest at the rate of 10% per annum (the "December 2001 Secured Convertible Promissory Note") together with warrants (the "December 2001 Warrants") initially to purchase 3,111,111 shares of Common Stock which are exercisable beginning in March, 2002 for a term of approximately two (2) years. The conversion price for the December 2001 Secured Convertible Promissory Note is the Conversion Price and the exercise price for the December 2001 Warrants is 112.5% multiplied by the Conversion Price.

        The December 2001 Purchase Agreement required funding of the December 2001 Secured Convertible Promissory Note as follows: $166,333.33 on or about December 20, 2001, $93,333.33 on or about January 2, 2002 and $93,333.34 on or about February 1, 2002. Mr. Toibb has funded such amounts and utilized personal funds in connection therewith. Pursuant to the December 2001 Purchase Agreement, the December 2001 Secured Convertible Promissory Note and the December 2001 Warrants were purchased directly from the Issuer in a transaction not involving a public offering.

        As of December 19, 2001, the total number of shares of Common Stock issuable to Mr. Toibb upon the conversion of the April 2001 Secured Convertible Promissory Note and the December 2001 Secured Convertible Promissory Note (collectively, the "Notes") and the exercise of the April 2001 Warrants and December 2001 Warrants (collectively, the "2001 Warrants") was 33,128,889. As of March 8, 2002, because of changes in the Conversion Price resulting from changes in the weighted average share price and the accumulation of interest on the Notes, the total number of shares of Common Stock issuable to Mr. Toibb upon the conversion of the Notes and the exercise of the 2001 Warrants was 50,627,942. As of September 4, 2002, because of changes in the Conversion Price resulting from changes in the weighted average share price and the accumulation of interest on the Notes, the total number of shares of Common Stock issuable to Mr. Toibb upon the conversion of the Notes and the exercise of the 2001 Warrants was 56,482,251. As of October 8, 2002, because of changes in the Conversion Price resulting from changes in the weighted average share price and the accumulation of interest on the Notes, the total number of shares of Common Stock issuable to Mr. Toibb upon the conversion of the Notes and the exercise of the 2001 Warrants was 56,667,013.

Item 4.  Purpose of Transaction.

        Mr. Toibb acquired the October 2002 Warrants for investment purposes and if the October 2002 Warrants are exercised in whole or in part, Mr. Toibb presently intends the Common Stock acquired thereof to be for investment purposes.

        Mr. Toibb purchased the Common Stock and September 2002 Warrants in September 2002 for investment purposes and if the September 2002 Warrants are exercised in whole or in part, Mr. Toibb presently intends the Common Stock acquired thereby to be for investment purposes.

        Mr. Toibb purchased the Common Stock and March 2002 Warrants in March 2002 for investment purposes and if the March 2002 Warrants are exercised in whole or in part, Mr. Toibb presently intends the Common Stock acquired thereby to be for investment purposes.

        Mr. Toibb purchased the Notes and the 2001 Warrants for investment purposes and, if the Notes are converted into Common Stock, in whole or in part, and/or if the 2001 Warrants are exercised in whole or in part, Mr. Toibb presently intends the Common Stock acquired thereby to be for investment purposes.

        Mr. Toibb does not have any plans or proposals that would relate to, or result in, any of the actions set forth in the instruction for Item 4, subparts (a) through (j).

Item 5.  Interest in Securities of Issuer.

        a.    As of October 8, 2002, Mr. Toibb beneficially owned 92,641,496 shares of the Common Stock, consisting of 6,529,567 shares of Common Stock issued and held by Mr. Toibb. Also included within the 92,641,496 shares of Common Stock beneficially owned by Mr. Toibb are (a) 34,727,995 shares that may be acquired upon the exercise of 2001 Warrants held by Mr. Toibb, (b) 21,939,019 shares that may be acquired upon the conversion of all interest and principal amount presently outstanding under the Notes, (c) 5,042,864 shares that may be acquired by Mr. Toibb upon exercise of the March 2002 Warrants, (d) 4,734,428 shares that may be acquired by Mr. Toibb upon exercise of the September 2002 Warrants, and (e) 19,667,623 shares that may be acquired by Mr. Toibb upon the exercise of the October 2002 Warrants. Mr. Toibb's ownership will represent 78% of Common Stock that will be issued and outstanding upon conversion of the Notes and the exercise of the 2001 Warrants, the March 2002 Warrants, the September 2002 Warrants and the October 2002 Warrants as of October 8, 2002.

        The exercise price on the 2001 Warrants and conversion price on the Notes fluctuate based upon the five day weighted average share price of BDE's common stock. Thus, the amount of shares that Mr. Toibb may ultimately be entitled to own will increase to the extent the share price decreases. The figures herein are based upon share price information as of October 8, 2002.

        b.    Mr. Toibb has sole voting and dispositive power with respect to 92,641,496 shares of the Common Stock.

        c.    Mr. Toibb and BDE entered into the April 2001 Purchase Agreement. The April 2001 Purchase Agreement required funding of the April 2001 Secured Convertible Promissory Note as follows: 5% of the principal amount on May 23, 2001, 10% of the principal amount on June 12, 2001, and 85% of the principal amount on June 29, 2001. All of the $2,000,000 funding has been made. The April 2001 Secured Convertible Promissory Note was initially convertible into 2,832,861 shares of Common Stock. As part of the April 2001 Purchase Agreement, Mr. Toibb also acquired warrants to initially purchase 2,522,068 shares of Common Stock at an aggregate exercise price of approximately $2,000,000 which warrants are immediately exercisable for a term of three (3) years.

        The parties entered into the December 2001 Purchase Agreement. The December 2001 Purchase Agreement required funding of the December 2001 Secured Convertible Promissory Note as follows: $166,333.33 on or about December 20, 2001, $93,333.33 on or about January 2, 2002 and $93,333.34 on or about February 1, 2002. All of the $350,000 funding has been made. The December 2001 Secured Promissory Note was initially convertible into 1,750,000 shares of Common Stock. As part of the December 2001 Purchase Agreement, Mr. Toibb also acquired warrants to initially purchase 3,111,111 shares of Common Stock which are exercisable beginning in March, 2002 for a term of approximately two (2) years. The conversion price for the December 2001 Secured Convertible Promissory Note is the Conversion Price and the exercise price for the December 2001 Warrants is 112.5% multiplied by the Conversion Price. In addition, in connection with the December 2001 Purchase Agreement, the conversion price of the April 2001 Secured Promissory Note and the exercise price of the April 2001 Warrants were amended to be the same as the December 2001 Secured Convertible Promissory Note and December 2001 Warrants, respectively.

        Mr. Toibb entered into that certain Common Stock and Warrant Purchase Agreement by and between BDE and Mr. Toibb as purchaser (the "Purchase Agreement") dated as of March 7, 2002 pursuant to which Mr. Toibb purchased 2,836,611 shares of Common Stock at a price of $0.1322 per share and acquired warrants (the "March 2002 Warrants") to purchase 5,042,864 shares of Common Stock at an exercise price of $0.1487 per share. The Warrants are exercisable any time after June 7, 2002 until May 23, 2004.

        Mr. Toibb entered in a subsequent Common Stock and Warrant Purchase Agreement by and between BDE and Mr. Toibb as purchaser dated as of August 26, 2002 pursuant to which on September 4, 2002 Mr. Toibb purchased 2,663,116 shares of Common Stock at a price per share of $0.1502 and acquired warrants (the "September 2002 Warrants") to purchase 4,734,428 shares of Common Stock at an exercise price of $0.16898 per share. The September 2002 Warrants are exercisable any time after December 4, 2002 until September 5, 2005.

        On October 4, 2002, Mr. Toibb entered into the Letter Agreement pursuant to which the maturity dates of the Notes was extended to December 31, 2003 and Mr. Toibb acquired the October 2002 Warrants enabling him to purchase 19,667,623 shares of Common Stock at an exercise price of $0.2091 per share. The October 2002 Warrants are exercisable any time after January 4, 2003 until October 4, 2005.

        d.    None

        e.    Not Applicable

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        The response to Item 6 contained in Mr. Toibb's initial filing on this Schedule 13D and all prior amendments thereto are incorporated herein by this reference.

Item 7.  Exhibits.

        None.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 10, 2002

/s/ HARRIS TOIBB Harris Toibb, an Individual

QuickLinks

SCHEDULE 13D
Statement to Schedule 13D
SIGNATURE